Total # of Pages: 33
Total # of Exhibits: 6
Exhibit Index: p2

000001

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04037675

RECD S.E.C.
JUL 14 2004
1086

PROCESSED
JUL 15 2004
THOMSON FINANCIAL

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004 (Second Filing)

Commission File Number: 0-28800

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, Johannesburg South Africa, 2193
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X**   Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....   No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of July 2004, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	Notification of Dealing in Securities by Directors of Listed Company relating to the delivery of 6,000 ordinary shares of the Registrant allocated to Mr. Robert Peter Hume under the terms of the Durban Roodepoort Deep (1996) Share Option Scheme at R7.26 per share.	5
2.	Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Mark Michael Wellesley-Wood's sale of 19,000 ordinary shares of the Registrant at a price of R18.50 on June 1, 2004.	7
3.	Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Mark Michael Wellesley-Wood's sale of 1,000 ordinary shares of the Registrant at a price of R18.50 on June 2, 2004.	9
4.	(i) the Registrant's application to the JSE, dated April 7, 2004, relating to the listing of 6,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated April 8, 2004 relating to the listing of 6,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 6,000 ordinary shares.	11
5.	(i) the Registrant's application to the JSE, dated May 13, 2004, relating to the listing of 6,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 13, 2004 relating to the listing of 6,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 6,000 ordinary shares.	19
6.	(i) the Registrant's application to the JSE, dated May 19, 2004, relating to the listing of 5,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 20, 2004 relating to the listing of 5,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,000 ordinary shares.	27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: ______________________
Andrea Townsend
Company Secretary

Dated: July 13, 2004

Exhibit 1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname:	Hume
First Name:	Robert Peter
Designation:	Non Executive Director
Date of transaction:	11 May 2004
Price:	R16.50
Amount:	6 000
Aggregate value:	R99 000
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Hume has taken delivery of 6 000 ordinary shares which were allocated to him in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, on 01 October 2001 at R7.26 per share, which constitutes approximately 60% of his total shareholding and approximately 7.52% of his total entitlement.

In line with DRD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRD and Chairman of DRD Board.

The above trade was completed outside of a closed period.

Johannesburg
13 May 2004

Sponsor
Standard Bank

Exhibit 2

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname:	Wellesley-Wood
First Name:	Mark Michael
Designation:	Director
Date of transaction:	01 June 2004
Price:	R18.50
Amount:	19 000
Aggregate value:	R351 500
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Wellesley-Wood has sold 19 000 ordinary shares, which constitute approximately 17.79% of his total shareholding and approximately 1.85% of his total entitlement.

In line with DRD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRD.

The above trade was completed outside of a closed period.

Johannesburg
2 June 2004

Sponsor
Standard Bank

Exhibit 3

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname:	Wellesley-Wood
First Name:	Mark Michael
Designation:	Director

Date of transaction:	02 June 2004
Price:	R18.50
Amount:	1 000
Aggregate value:	R18 500
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Wellesley-Wood has sold 1 000 ordinary shares, which constitute approximately 0.95% of his total shareholding and approximately 0.10% of his total entitlement.

In line with DRD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRD.

The above trade was completed outside of a closed period.

Johannesburg
3 June 2004

Sponsor
Standard Bank

Exhibit 4

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2004 04 07

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 6 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	**Issue Price:**
6 000	6.49

The new ordinary shares are to be listed on 07 April 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	232 017 028 ordinary no par value Shares
Stated Capital Account:	R3 179 454 856.47

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	232 023 028 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 179 454 856.47
This issue	R 38 940.00
Total	R3 179 493 796.47

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 07 April 2004.

Block listing calculation:

Balance b/f	R10 420 042.29
This issue	R 38 940.00
Balance available	R10 381 102.29

Yours faithfully

....
Director

....
Secretary

....
Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

7/4/04
DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

8 April 2004
REF: MR/mr/11201

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 7 April 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 13 April 2004 in respect of 6 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 179 493 796-47 divided into 232 023 028 ordinary shares of no par value.

A balance of R10 420 042-29 has been brought forward from your previous application dated 2 April 2004. The issue price of the shares which are the subject of this application is R38 940-00 which leaves a balance of R10 381 102-29 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. Standard Corporate and Merchant Bank
Attention : Cindy Corbett

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 07-04-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 22-04-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390
Maraisburg

Date of receipt by Registrar of Companies

2004-05-12

Date stamp of companies Registration Office

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for ... the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
232017028	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 232017028		Total	R	Total		Total	R 500 000-00

(1) 13,703541 (2) (3) 3179 454 856-47

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500 000-00

Stated capital ______ R 3179 454 856-47

Premium account ______ R______

Total issued capital ______ R 3179 954 856-47

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
6000	ORD	6-49	38940					
Total 6000		Total	R 38940	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) Shares issue i.t.o Employee Share Options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
C.M. Symons	45 Empire Road P...	6000	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
232 023 028	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	-	500 000-00
Total 232023028		Total	R	Total				Total R	500000-00

(1) 13,70335446 (2) (3) 3179 493 796-47

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500 000-00

State capital ____ R 3179 493 796-47

Premium account ____ R ____

Total issued capital ____ R 3179 993 796-47

Certified correct.

Date 22-04-2004 Signature ____

~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account	
Balance B/F	3179 454 856-47
This issue	38 940-00
	3179 493 796-47

Exhibit 5

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2004 05 13

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 6 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
6 000	7.26

The new ordinary shares are to be listed on 13 May 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	232 023 028 ordinary no par value Shares
Stated Capital Account:	R3 179 493 796.47

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	232 029 028 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 179 493 796.47
This issue	R 43 560.00
Total	R3 179 537 356.47

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 13 May 2004.

Block listing calculation:

Balance b/f	R10 381 102.29
This issue	R 43 560.00
Balance available	R10 337 542.29

Yours faithfully

....
Director

....
Secretary

....
Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

13-05-2004
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

13 May 2004
REF: MR/mr/11390

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 13 May 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 14 May 2004 in respect of 6 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 179 537 356-47 divided into 232 029 028 ordinary shares of no par value.

A balance of R10 381 102-29 has been brought forward from your previous application dated 7 April 2004. The issue price of the shares which are the subject of this application is R43 560-00 which leaves a balance of R10 337 542-29 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. Standard Corporate and Merchant Bank
Attention : Cindy Corbett

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 13-05-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5 000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 28-05-2004

Name of company Durban Roodepoort Deep Limited

Postal address P.O Box 390
Maraisburg

Date of receipt by Registrar of Companies

2004 -06- 04
Date stamp of companies Registration Office

REGISTRAR OF COMPANIES

4. Number of shares previously issued, paid-up c[illegible] al and stated capital, including shares subscribed for in the m[illegible]orandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
232 023 028	ORD	(1)	(2)	500 000	Cum Pref	0-10	500 000-00
Total 232023028		Total	R	Total		Total	R 500 000-00

(1) 13,70335446 (2)/(3) 3179 493796-47

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 3179 493796-47

Premium account R

Total issued capital R 3179 993796-47

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
6000	ORD	7-26	43560					
Total 6000		Total	R 43560	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUE I.T.O Employee Share options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
R.P. Hume	45 Empire Road Parktown, 2193	6000	ORD

7. Issued capital a. date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
232 029 028	ORD	(1)	(2)	500 000	Cum Pref	0-10	—	—	500 000-0
Total 232029028		Total	R	Total				Total R	500 000-00

(1) 13,70318784 (2) (3) 3179537356-47

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 500 000-00

State capital ______ R 3179 537 356-47

Premium account ______ R

Total issued capital ______ R 3180 037 356-47

Certified correct.

Date 28-05-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance B/F	3179 493 796-47
This issue	43 560-00
	R 3179 537 356-47

Exhibit 6

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2004 05 19

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 5 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
5 000	4.52

The new ordinary shares are to be listed on 19 May 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	232 029 028 ordinary no par value Shares
Stated Capital Account:	R3 179 537 356.47

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman); I L Murray (Chief Executive Officer and Chief Financial Officer) ;
D C Baker * * ; D J M Blackmur* *; G C Campbell * ; R P Hume ; M P Ncholo ; Alternate : A Lubbe; D T van der Merscht
Company Secretary : A I Townsend
(* British) (* * Australian)

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	232 034 028 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 179 537 356.47
This issue	R 22 600.00
Total	R3 179 559 956.47

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 19 May 2004.

Block listing calculation:

Balance b/f	R10 337 542.29
This issue	R 22 600.00
Balance available	R10 314 942.29

Yours faithfully

Mark Wellesley Wood

Director

Townsend

Secretary

....

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED
("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

SECRETARY

19-05-2004
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

20 May 2004
REF: MR/tm/11453

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 19 May 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 21 May 2004 in respect of 5 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 179 559 956-47 divided into 232 034 028 ordinary shares of no par value.

A balance of R10 337 542-29 has been brought forward from your previous application dated 13 May 2004. The issue price of the shares which are the subject of this application is R22 600-00 which leaves a balance of R10 314 942-29 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Cindy Corbett

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 18-05-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 28-05-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P.O Box 390

Maraisburg

1709

Date of receipt by Registrar of Companies

2004 -06- 04

Date stamp of companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and [illegible] capital, including shares subscribed for in the memorandum

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
232029028	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 232029028		Total	R	Total		Total	R 500 000-00

(1) 13,703 18784 (2) (3) 3179537356-47

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 3179537356-47

Premium account R

Total issued capital R 3180 037356-47

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
5000	ORD	4-52	22600					
Total 5000		Total	R 22600	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUE I.T.O Employee Share Options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
G. Dempsey	45 Empire Road Parktown, 2193	5000	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
232 034 028	ORD	①	②	5000 000	Cum Pref	0-10	–	–	500 000-00
Total 232034028		Total	R	Total				Total R	500 000-00

① 13170298995 ②③ 3179 559 956-47

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R 500 000-00
State capital	R 3179 559 956-47
Premium account	R
Total issued capital	R 3180 059 956-47

Certified correct.

Date 28-05-2004 Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance B/F	3179 537 356-47
This issue	22 600-00
	R 3179 559 956-47